SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 5
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Rhino Resource Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

76218Y 10 3
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT
(203) 862-7012
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford Capital LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford GP LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Charles E. Davidson
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,183,012 Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,183,012 Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 1,183012 Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Share ☐
13	Percent of Class Represented by Amount in Row (11) 4.04%**
14	Type of Reporting Person IN

*           Amount of securities with sole voting and dispositive power owned includes 486,744 Common Units and 696,268 Sub Units.

**           Calculation of percentage based on a total of 16,919,137 Common Units and 12,397,000 Sub Units for a total of 29,316,137 Units outstanding as of November 2, 2015, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Joseph M. Jacobs
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 342,608 Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 342,608 Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person342,608 Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.17%**
14	Type of Reporting Person IN

*           Amount of securities with sole voting and dispositive power owned includes 140,966 Common Units and 201,642 Sub Units.
**           Calculation of percentage based on a total of 16,919,137 Common Units and 12,397,000 Sub Units for a total of 29,316,137 Units outstanding, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Energy Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person HC

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Resource Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person HC

CUSIP No. 76218Y 10 3

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D modifies and supplements the Schedule 13D (the “Original Statement”) initially filed on February 14, 2011, as amended by Amendment No. 1 filed on January 5, 2012,  Amendment No. 2 filed on January 10, 2013,  Amendment No. 3 filed on October 15, 2013 and Amendment No. 4 filed on  February 1, 2016, (the Original Statement, as amended, the “Statement”) with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). Except to the extent provided by the information contained in this Amendment No. 5, the Statement, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement. This is the final amendment to the Statement and constitutes an “exiting filing” for the Reporting Persons.

Item 4.  Purpose of Transaction.

Item 4 is hereby further supplemented by adding the following:

The Second Closing pursuant to the Purchase Agreement was consummated on March 17, 2016.

Messrs. Arthur Amron, Kenneth Rubin, Mark Zand and Philip Braunstein, the Wexford Capital LP affiliated directors on the Board of Directors of the General Partner resigned from the General Partner’s Board of Directors on  the date of the Second Closing.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) – (b) The aggregate number and percentage of shares of  Units beneficially owned by the Reporting Persons (based on a total of 29,316,137 Units outstanding, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on November 6, 2015) are as follows:

Wexford GP LLC
a)	Amount beneficially owned: 0 Percentage: 0%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:0
iv.	Shared power to dispose or to direct the disposition of: 0

Wexford Capital LP
a)	Amount beneficially owned: 0 Percentage: 0%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:0
iv.	Shared power to dispose or to direct the disposition of: 0

Charles E. Davidson
a)	Amount beneficially owned: 1,183,012 Percentage: 4.04%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 1,183,012
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:1,183,012
iv.	Shared power to dispose or to direct the disposition of: 0

Joseph M. Jacobs
a)	Amount beneficially owned: 342,608 Percentage: 1.17%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 342,608
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:342,608
iv.	Shared power to dispose or to direct the disposition of: 0

Rhino Energy Holdings LLC
a)	Amount beneficially owned: 0 Percentage: 0%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:0
iv.	Shared power to dispose or to direct the disposition of: 0

Rhino Resource Holdings LLC
(a)	Amount beneficially owned: 0	Percentage: 0%
c)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:0
iv.	Shared power to dispose or to direct the disposition of: 0

(c) Other than as disclosed in Item 4, the Reporting Persons have not effected any transaction in the Partnership's Units since the filing of Amendment No. 4.

(d) Not applicable.

(e) March 17, 2016.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 23, 2016

Company Name
RHINO ENERGY HOLDINGS LLC
By:	Wexford Capital LP, its Manager
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

RHINO RESOURCES HOLDINGS LLC
By:	Wexford Capital LP, its Manager
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON